CONSENT OF R. SIROIS

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2021, (ii) the Registration Statement on Form F-10 (File No. 333-238310) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

                /s/ Réjean Sirois
_________________________
By: Réjean Sirois, P. Eng.
Former Vice-President, Geology and
Resources of G Mining Services Inc.

Dated: February 24, 2022